     As filed with the Securities and Exchange Commission on June 28, 2000



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               FOR THE TRANSITION PERIOD FROM ________ TO ________

                         COMMISSION FILE NUMBER: 0-23102
                                                 -------




                   Powertel, Inc. 401(K) Profit Sharing Plan
                                 Powertel, Inc.
                  1239 D.G.Skinner Drive, West Point, GA 31833
                        (Full Title and Address of Plan)





               (Name of Issuer of Securities held Pursuant to Plan
                 and Address of its Principal Executive Office)

POWERTEL, INC. 401(K) PROFIT SHARING PLAN


Financial Statements and Schedules
as of December 31, 1999 and 1998
Together With Auditors' Report

                    POWERTEL, INC. 401(K) PROFIT SHARING PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1999 AND 1998


                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Plan Benefits--December 31, 1999 and 1998

         Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes--December 31, 1999

         Schedule II: Schedule G, Part III--Schedule of Nonexempt Transactions for the Year Ended December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Powertel, Inc. 401(k) Profit Sharing Plan
Administrative Committee:

We have audited the accompanying statements of net assets available for plan benefits of the POWERTEL, INC. 401(K) PROFIT SHARING PLAN as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998 and the changes in its net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/Arthur Andersen LLP
----------------------
Arthur Andersen LLP
Atlanta, Georgia
June 20, 2000

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized on this 28th day of June 2000.

                  Powertel, Inc. 401(K) Profit Sharing Plan


                          By: Powertel, Inc.


                  By: /s/ Fred G. Aston, Jr.
                     -----------------------------
                  Fred G. Aston, Jr., Chief Financial Officer and Vice President

                    POWERTEL, INC. 401(K) PROFIT SHARING PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                                       1999              1998
                                                    -----------       ----------
INVESTMENTS                                         $24,137,003       $7,014,077
CASH                                                     15,502           17,712
                                                    -----------       ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS              $24,152,505       $7,031,789
                                                    ===========       ==========


        The accompanying notes are an integral part of these statements.

                    POWERTEL, INC. 401(K) PROFIT SHARING PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS:
    Contributions:
       Participants                                                     $  2,676,459
       Employer                                                            2,074,338
                                                                        ------------
              Total contributions                                          4,750,797
                                                                        ------------
    Investment income:
       Net appreciation in fair value of investments                      13,749,681
       Interest and dividends                                                456,989
                                                                        ------------
              Total investment income                                     14,206,670
                                                                        ------------
    Other                                                                    153,128
                                                                        ------------
              Total additions                                             19,110,595
                                                                        ------------
DEDUCTIONS:
    Benefits                                                              (1,749,045)
    Other                                                                   (240,834)
                                                                        ------------
              Total deductions                                            (1,989,879)
                                                                        ------------
NET INCREASE                                                              17,120,716

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                                      7,031,789
                                                                        ------------
    End of year                                                         $ 24,152,505
                                                                        ============


         The accompanying notes are an integral part of this statement.

                    POWERTEL, INC. 401(K) PROFIT SHARING PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1999 AND 1998


1.       PLAN DESCRIPTION

         The following description of the Powertel, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan established by Powertel, Inc. (the "Company" or the "Employer"), effective February 1, 1995, under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

         The Charles Schwab Trust Company (the "Trustee") serves as Trustee for the Plan. The Plan is administered by the Powertel, Inc. 401(k) Profit Sharing Plan Administrative Committee, which is appointed by the board of directors of the Company.

         In May 1999, the Company sold certain cellular properties in Georgia and Alabama ("InterCel"). As of the closing date of the sale, the participants employed by InterCel were not permitted to make additional contributions to the Plan, and furthermore, certain of these participants were required to receive distributions from the Plan in accordance with the plan document.

         Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

         ELIGIBILITY

         All full-time employees, as defined by the Plan, are eligible to participate in the Plan. Employees who are not considered full-time are eligible to participate in the Plan upon completion of one year of service, as defined by the Plan. Participation commences on the first day of the next plan quarter following the employee's initial service date for eligible employees.

         CONTRIBUTIONS

         Participants may elect to contribute, in 1% increments, up to 10% of their compensation, as defined by the Plan, subject to certain limitations under the IRC. Participants may elect to change their contribution rates once a quarter. Participants may also elect to roll over or transfer contributions from another eligible tax-qualified 401(k)/profit-sharing plan or from an individual retirement account.

         The Employer's contribution to the Plan equals (1) a matching contribution of the employee's voluntary contribution plus (2) a profit-sharing contribution determined at the discretion of the board of directors. The matching contribution was equal to 50% of the first 2% of the employee's voluntary contributions for the year ended December 31, 1999. The Employer also elected to make profit-sharing contributions of

         2.5% of eligible compensation, as defined by the Plan, to all eligible participants for the year ended December 31, 1999.

         PARTICIPANT ACCOUNTS

         Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching and profit-sharing contributions as well as the participant's share of the Plan's income. Allocations of income and losses by fund are based on the proportion that each participant's account balance in the fund bears to the total of all participants' account balances in the fund as of the date of the allocations. Allocations of income and losses to participant accounts are made on a daily basis.

         VESTING

         Participants are fully vested in their contributions, employer matching contributions, and earnings thereon. Profit-sharing contributions vest over a five-year period, as follows:

                                                          VESTED
                                                        PERCENTAGE
                                                        ----------
                          Years of service:
                              Less than one                  0%
                              One                           20
                              Two                           40
                              Three                         60
                              Four                          80
                              Five or more                 100

         The Plan also provides that participants become 100% vested when they become totally disabled, in the event of death, or upon reaching the age of 65.

         FORFEITED ACCOUNTS

         Any terminated, nonvested accounts are deemed to be forfeitures. The Employer, at its discretion, may elect to utilize forfeited accounts to reduce future employer contributions or to pay reasonable administrative expenses of the Plan. Accordingly, the Employer utilized $124,012 and $171,580 of such accounts to pay administrative costs of the Plan and reduce employer contributions, respectively, during the 1999 plan year. At December 31, 1999, the Employer had $185,565 in forfeited accounts available for the uses described above.

         DISTRIBUTION OF BENEFITS

         Upon discontinuation of service due to termination of employment, retirement, death, or disability, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his/her account. The form of payment is a lump-sum cash distribution.

         INVESTMENT OPTIONS

         Participants may direct the investment of their account balances and any related earnings thereon into the following investment options offered by the Plan:

               SCHWAB RETIREMENT MONEY FUND. The assets of this option are invested in a money market fund that is held in the Trustee's name. The primary objective of this fund is capital preservation through investment in high-quality, United States dollar-denominated money market securities, including United States government securities and repurchase agreements.

               STRONG GOVERNMENT SECURITIES FUND. The assets of this option are primarily shares of a mutual fund which are held in the Trustee's name. The mutual fund is managed by Strong Capital Management and primarily invests in United States government securities with the objective of achieving current income.

               FOUNDERS BALANCED FUND. The assets of this option are primarily shares of a mutual fund which are held in the Trustee's name. The mutual fund is managed by Founders Asset Management LLC and primarily seeks current income and capital appreciation through investment in common stocks of established companies, convertible securities, and preferred stocks.

               JANUS FUND. The assets of this option are primarily shares of a mutual fund that are held in the Trustee's name. The mutual fund is managed by Janus Capital Corporation and primarily invests in common stock of companies with larger market capitalization with the objective of achieving long-term capital growth while preserving capital.

               JANUS OVERSEAS FUND. (New in 1999.) The assets of this option are primarily shares of a mutual fund that are held in the Trustee's name. The mutual fund is managed by Janus Capital Corporation and normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. The fund may also invest in foreign debt securities and no more than 35% of its net assets in high-yield/high-risk portfolios. The fund's objective is long-term growth of capital.

               VANGUARD INDEX 500 FUND. The assets of this option are primarily shares of a mutual fund which are held in the Trustee's name. The mutual fund is managed by Vanguard Core Management Group and primarily seeks investment results that correspond with the price and yield performance of the Standard & Poor's 500 Index.

               AMERICAN CENTURY ULTRA INVESTORS FUND. The assets of this option are primarily shares of a mutual fund which are held in the Trustee's name. The mutual fund is managed by American Century Investment Management, Inc. and primarily invests in common stocks that are considered better-than-average prospects for appreciation with the objective of seeking capital growth.

               AMERICAN CENTURY EQUITY GROWTH FUND. (New in 1999.) The assets of this option are primarily shares of a mutual fund which are held in the Trustee's name. The mutual fund is managed by American Century Investment Management, Inc. and primarily invests in stocks that management believes will have higher overall return potential than the Standard & Poor's 500. The fund typically invests in larger-sized companies, although it may own stock in smaller companies, with capital appreciation as its investment objective.

               POWERTEL, INC. COMMON STOCK FUND. The assets of this option are primarily shares of the Company's common stock which are held in the Trustee's name. The Company owns and operates various wireless telecommunications properties in the southeastern United States.

         During the year, the Plan discontinued offering the Neuberger & Berman Guardian Fund and the Warburg Pincus International Equity Fund. Participant balances in these accounts were transferred into similar funds offering the same investment objectives and risk/return preferences.

         The stated objectives of these funds are not necessarily indicators of actual performance.

         LOANS TO PARTICIPANTS

         A participant may borrow the lesser of $50,000 or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are payable through payroll deductions over periods ranging up to five years. The interest rate is determined quarterly by the plan administrator based on prevailing market conditions and is fixed over the life of the note.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of plan termination, participants will become fully vested in their account balances.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accompanying financial statements are prepared on the accrual basis of accounting.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

         INVESTMENT VALUATION

         Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

         INCOME RECOGNITION

         Investment transactions are recorded on the settlement date. Realized gains and losses on the sale of investments and changes in the unrealized (depreciation) appreciation of investments are recorded as net (depreciation) appreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits. Interest income is recorded as earned on the accrual basis, and dividend income is recorded on the ex-dividend date. Interest and dividend income are recorded as interest and dividend income in the accompanying statement of changes in net assets available for plan benefits.

         ADMINISTRATIVE EXPENSES

         All costs and expenses incurred in connection with the general administration of the Plan and the related trust, to the extent not paid by the Company, shall be paid pro rata from the net assets of the Plan. During the year ended December 31, 1999, all general administrative costs of the Plan and the related trust, with the exception of variable asset charges imputed on certain plan assets, were paid by the Employer. As discussed in Note 1, the Employer elected to pay certain administrative expenses with the proceeds of forfeited accounts.

3.       INVESTMENTS

         The fair values of investments that represent 5% or more of total plan assets as of December 31, 1999 and 1998 are as follows:

                                                                               1999              1998
                                                                           ------------       -----------
        Schwab Retirement Money Fund                                       $  3,436,724       $   917,549
        Strong Government Securities Fund                                       701,845           343,235
        Neuberger & Berman Guardian Fund                                            N/A           492,677
        Janus Fund                                                            2,459,392         1,122,113
        Vanguard Index 500 Fund                                               1,277,716           534,250
        American Century: Twentieth Century Ultra Investors Fund              1,846,305         1,136,272
        Powertel, Inc. common stock                                          12,741,301         2,137,599

         The following table summarizes the net appreciation from investments as of December 31, 1999:

                          Common stock              $12,411,338
                          Mutual funds                1,338,343
                                                    -----------
                          Net appreciation          $13,749,681
                                                    ===========

4.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated November 30, 1999 that the Plan, as amended and restated on January 1, 1998, was designed in accordance with applicable sections of the IRC as of that date. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement dates.

5.       NONEXEMPT TRANSACTIONS

         For the year ended December 31, 1999, the Company failed on one occasion to remit participant contributions to the Plan within the 15 business day limit required by the Department of Labor, representing a nonexempt loan of funds to the Company from the Plan (identified in Schedule II). The Company is currently in the process of calculating the interest on the contributions owed to the Plan.

                                                                      SCHEDULE I


                    POWERTEL, INC. 401(K) PROFIT SHARING PLAN


      SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999


        IDENTITY OF ISSUER, BORROWER,                                                                              CURRENT
          LESSOR, OR SIMILAR PARTY                              DESCRIPTION OF INVESTMENT                           VALUE
--------------------------------------------      -------------------------------------------------              -----------
* CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.      Schwab Retirement Money Fund; 3,436,725 shares                 $ 3,436,722

  STRONG FUNDS                                    Strong Government Securities Fund; 69,627 shares                   701,845

  FOUNDERS FUNDS                                  Founders Balanced Fund; 6,762 shares                                70,797

  JANUS CAPITAL                                   Janus Fund; 55,832 units                                         2,459,392
                                                  Janus Overseas Fund; 14,139 shares                                 525,959

  THE VANGUARD GROUP                              Vanguard Index 500 Fund; 9,442 shares                            1,277,719

  AMERICAN CENTURY MUTUAL FUNDS, INC.             Twentieth Century Ultra Investors Fund; 40,330 shares            1,846,305
                                                  American Century Equity Growth Fund; 33,240 shares                 871,878

* POWERTEL, INC.                                  Powertel, Inc. common stock; 126,937 shares                     12,741,301

* PLAN PARTICIPANTS                               Participant loans with interest rates from 9.25% to
                                                      9.947% and maturities from March 1998 through
                                                      October 2003                                                   205,085
                                                                                                                 -----------
                                                                                                                 $24,137,003
                                                                                                                 ===========

                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II


                    POWERTEL, INC. 401(K) PROFIT SHARING PLAN


            SCHEDULE G, PART III--SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                                              CURRENT VALUE
IDENTITY OF ISSUER OR PARTY INVOLVED   RELATIONSHIP TO PLAN           DESCRIPTION OF TRANSACTION                 OF ASSET
------------------------------------   --------------------   --------------------------------------------    -------------
* POWERTEL, INC.                           Plan sponsor       Deemed loan to the Company dated April, 1999       $7,542

                        *Represents a party in interest.


          The accompanying notes are an integral part of this schedule.